Liberty Global Ltd.
(Commission File No.: 001-35961)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Not for release, publication or distribution, in whole or in part, directly or indirectly, in any jurisdiction in which the release, publication or distribution would be unlawful.

LIBERTY GLOBAL ANNOUNCES KEY SUNRISE SPIN DATES: RECORD DATE, DISTRIBUTION DATE, NASDAQ AND SIX SWISS EXCHANGE TRADING DATES

•A special meeting of Liberty Global shareholders in connection with the 100% spin-off of Sunrise will be held on October 25, 2024

•Distribution record date set for November 4, 2024

•Distribution date for Sunrise shares in the form of Sunrise American Depository Shares (ADSs) set for November 12, 2024

•Sunrise Class A ADSs are expected to trade on Nasdaq on a when-issued basis beginning on November 4, 2024, with the first regular trading day expected on November 13, 2024

•Sunrise ADSs holders can exchange their ADSs into underlying Sunrise shares beginning on November 14, 2024

•Sunrise Class A shares will be listed on the SIX Swiss Exchange with first trading day expected on November 15, 2024

•Sunrise Class A shares are anticipated to be included in the Swiss Performance Index (SPI) five trading days following the November 15, 2024 listing on the SIX Swiss Exchange

Denver, Colorado – October 15, 2024

Liberty Global Ltd. (Liberty Global) (NASDAQ: LBTYA, LBTYB and LBTYK) today announces that its Board of Directors has set the record date for the distribution of Sunrise shares in the form of Sunrise ADSs at the close of business of November 4, 2024, subject to the approval of the spin-off at the special meeting of Liberty Global shareholders that will be held on October 25, 2024. After the spin-off, Sunrise will be an independent, separate publicly traded Swiss company and Liberty Global will continue to own and operate its businesses in Belgium, Ireland, Slovakia, the U.K. and the Netherlands.

Not for release, publication or distribution, in whole or in part, directly or indirectly, in any jurisdiction in which the release, publication or distribution would be unlawful.

Distribution

To facilitate efficient initial settlement mechanics, Liberty Global has determined to deliver all Sunrise shares distributed in the spin-off initially in the form of ADSs. Subject to approval by Liberty Global’s shareholders at the special meeting on October 25, 2024, no further shareholder action is necessary to receive ADSs in the distribution, and all Liberty Global shareholders who own Liberty Global shares as of the close of business on the record date of November 4, 2024 will receive Sunrise ADSs as follows:
•1 Sunrise Class A ADS for every 5 Liberty Global Class A or Class C shares
•2 Sunrise Class B ADSs for every 1 Liberty Global Class B share

As a reminder, in accordance with Swiss law, one Sunrise Class B share will have one-tenth of the economic entitlement of one Sunrise Class A share, but both will have one vote per share. 10 Sunrise Class B shares will therefore represent the same economic entitlement as one Sunrise Class A share, but 10 times the number of votes.

The ADS depository will distribute Sunrise shares in the form of Sunrise ADSs to Liberty Global shareholders on November 12, 2024.

Conversion of Sunrise ADSs into underlying Sunrise shares

Holders of ADSs who wish to hold the Sunrise shares directly, rather than in ADS form, will need to cancel the ADSs and withdraw the underlying shares and deposit such shares with a bank, broker or other nominee capable of holding and trading the Sunrise shares on the SIX Swiss Exchange. Sunrise ADS holders should confirm with their brokers how ADSs or Sunrise shares can be held, purchased, financed and transferred.

Holders of Sunrise ADSs will be entitled to cancel the Sunrise ADSs and withdraw the underlying Sunrise shares at any time beginning on November 14, 2024 as follows:
•1 Sunrise Class A share for each Sunrise Class A ADS
•1 Sunrise Class B share for each Sunrise Class B ADS

Sunrise ADS holders who cancel Sunrise ADSs and withdraw the underlying Sunrise ordinary shares within the first three months following the spin-off will not have to pay cancellation fees of up to $0.05 per Sunrise ADS1.

1 Holders of Sunrise ADSs will be responsible for paying any taxes or other expenses in connection with such cancellation

Not for release, publication or distribution, in whole or in part, directly or indirectly, in any jurisdiction in which the release, publication or distribution would be unlawful.

Trading of Sunrise ADSs

Sunrise Class A ADSs will be listed on the Nasdaq Global Select Market (Nasdaq) for a transitional period only, to facilitate trading and holding of the Sunrise Class A ADSs after the spin-off. This transitional period will last approximately nine months from listing, with the specific date to be determined by the Sunrise Board of Directors. Sunrise Class B ADSs will not be listed on any stock exchange and are expected to be tradeable only on the over-the-counter markets (OTC).

Liberty Global expects that a “when-issued” public trading market for Sunrise Class A ADSs will commence on the Nasdaq on November 4, 2024 and will continue up to and including the distribution date on November 12, 2024 under the ticker symbol “SNREV”. Liberty Global also anticipates that “regular-way” trading of Sunrise Class A ADSs will begin on November 13, 2024, under the ticker symbol “SNRE”.

Beginning on November 4, 2024, and continuing up to and including November 12, 2024, which is the distribution date, it is expected that there will be two ways to trade Liberty Global Class A and Class C common shares on Nasdaq: with or without the distribution of Sunrise Class A Common Shares in the form of Sunrise Class A ADSs.
•Liberty Global shareholders who sell their shares of Liberty Global common shares during this period in the "regular way" market under the ticker symbols “LBTYA” and “LBTYK” from November 4, 2024 and up to and including the distribution date will also be selling their right to receive Sunrise Class A ADSs in connection with the distribution.
•Liberty Global shareholders who sell their shares of Liberty Global common shares during this period in the "ex-distribution" market, under the ticker symbols “LBYAV” and “LBYKV” beginning on November 4, 2024, and continuing until and including the distribution date, will sell their Liberty Global shares but retain their right to receive Sunrise Class A ADSs in connection with the distribution.

In addition, Liberty Global shareholders who sell shares under the symbol “SNREV” will be selling their right to receive shares of Sunrise ADSs in connection with the distribution, but will retain their Liberty Global shares.

Liberty Global Class B shareholders who sell their Class B shares beginning on November 4, 2024 under the ticker symbol “LBTYB” will also be selling their right to receive Sunrise Class B ADSs in connection with the distribution.

Not for release, publication or distribution, in whole or in part, directly or indirectly, in any jurisdiction in which the release, publication or distribution would be unlawful.

After completion of the distribution, beginning on November 13, 2024, Liberty Global will continue to trade on Nasdaq in the regular way only under the symbols “LBTYA”, “LBTYB”, and “LBTYK”.

Investors are encouraged to consult with their brokers regarding the specific implications of buying or selling shares of Liberty Global on or before the distribution date.

Trading of Sunrise shares and expected inclusion of Sunrise Class A shares into SPI

Sunrise Class A shares will be listed on the SIX Swiss Exchange under the symbol “SUNN” with an expected first trading day on November 15, 2024. Sunrise Class B shares will not be listed on any exchange. Holders of Sunrise Class B shares may exchange their Sunrise Class B shares for Sunrise Class A shares at a ratio of 10 to 1.

Sunrise Class A shares are anticipated to be included in the SPI five SIX trading days following the November 15, 2024 listing on the SIX Swiss Exchange.

Launch of D.F. King Helpline on October 18, 2024

Liberty Global has engaged D.F. King Ltd. and D.F. King & Co, Inc. (D.F. King) to act as information agent for the spin-off. The UK Retail Helpline will be available starting on October 18, 2024, at 9:00 a.m. British Summer Time and the US Retail Helpline will be available starting on October 18, 2024, at 9:00 a.m. Eastern Time. Questions from retail holders regarding the spin-off may be directed to D.F. King at:

UK Retail Helpline operated by D.F. King Ltd.
•Telephone: 0333 300 1933
•Operating hours: 09:00-17:30 (UK Time)
•Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. The helpline is open between 09:00-17:30 UK time, Monday to Friday excluding public holidays in England and Wales
US Retail Helpline operated by D.F. King & Co., Inc.
•Telephone toll-free: (866) 521-4487
•Operating hours 09:00-22:00 (Eastern Time)
•The helpline is open between 09:00-22:00 Eastern time, Monday to Friday excluding public holidays
Private Client Brokers
•Any intermediary or advisor that represents retail investors can contact the Retail Information Agent, D.F. King, with questions concerning the spin-off using the below contact details
•Email: LBTY@dfking.com

Not for release, publication or distribution, in whole or in part, directly or indirectly, in any jurisdiction in which the release, publication or distribution would be unlawful.

Key dates

Date	Event
November 4, 2024	Record date
November 12, 2024	Distribution date
November 13, 2024	Expected first “regular way” trading day of Sunrise Class A ADSs on Nasdaq
November 15, 2024	Expected first trading day of Sunrise Class A shares on the SIX Swiss Exchange

J.P. Morgan Securities plc (J.P. Morgan) and UBS AG (UBS) act as Joint Lead Financial Advisors and Joint Lead Capital Markets Advisors to Liberty Global, Inc. (LGI), a wholly owned subsidiary of Liberty Global, on the spin-off, while BNP PARIBAS (BNPP) and Deutsche Bank AG (DB) act as Joint Capital Market Advisors. A&O Shearman and Homburger are acting as legal counsel to Liberty Global and Sunrise.

For more information, please visit www.libertyglobal.com or https://www.sunrise.ch/en/corporate-communications/investor-relations or contact:

Liberty Global Investor Relations	Liberty Global Corporate Communications
Michael Bishop +44 20 8483 6246	Bill Myers +1 303 437 5880
ir@libertyglobal.com	Matt Beake +44 20 8483 6428

Sunrise Investor Relations	Sunrise Media Relations
Alex Hermann +41 58 777 61 00	Rolf Ziebold +41 58 777 76 66
investor.relations@sunrise.net	media@sunrise.net

Not for release, publication or distribution, in whole or in part, directly or indirectly, in any jurisdiction in which the release, publication or distribution would be unlawful.

ABOUT LIBERTY GLOBAL

Liberty Global (NASDAQ: LBTYA, LBTYB and LBTYK) is a world leader in converged broadband, video and mobile communications services. We deliver next-generation products through advanced fiber and 5G networks, and currently provide over 85 million* connections across Europe. Our businesses operate under some of the best-known consumer brands, including Sunrise in Switzerland, Telenet in Belgium, Virgin Media in Ireland, UPC in Slovakia, Virgin Media-O2 in the U.K. and VodafoneZiggo in The Netherlands. Through our substantial scale and commitment to innovation, we are building Tomorrow’s Connections Today, investing in the infrastructure and platforms that empower our customers to make the most of the digital revolution, while deploying the advanced technologies that nations and economies need to thrive.

Liberty Global's consolidated businesses generate annual revenue of more than $7 billion, while the VMO2 JV and the VodafoneZiggo JV generate combined annual revenue of more than $18 billion.**

Liberty Global Ventures, our global investment arm, has a portfolio of more than 75 companies and funds across the content, technology and infrastructure industries, including stakes in companies like ITV, Televisa Univision, Plume, AtlasEdge and the Formula E racing series.

* Represents aggregate consolidated and 50% owned non-consolidated fixed and mobile subscribers. Includes wholesale mobile connections of the VMO2 JV and B2B fixed subscribers of the VodafoneZiggo JV.

** Revenue figures above are provided based on full year 2023 Liberty Global consolidated results and the combined as reported full year 2023 results for the VodafoneZiggo JV and full year 2023 U.S. GAAP results for the VMO2 JV.

Sunrise, Telenet, the VMO2 JV and the VodafoneZiggo JV deliver mobile services as mobile network operators. Virgin Media Ireland delivers mobile services as a mobile virtual network operator through third-party networks. UPC Slovakia delivers mobile services as a reseller of SIM cards.

Liberty Global Ltd. is listed on the Nasdaq Global Select Market under the symbols "LBTYA", "LBTYB" and "LBTYK".

www.libertyglobal.com

Not for release, publication or distribution, in whole or in part, directly or indirectly, in any jurisdiction in which the release, publication or distribution would be unlawful.

ABOUT SUNRISE

Sunrise LLC, a subsidiary wholly owned by Liberty Global, is Switzerland's largest private telecommunications company.

Sunrise provides high-quality mobile, landline, broadband and TV services to residential customers. Sunrise offers business customers 360° communications solutions and integrated ICT solutions for connectivity, security and IoT from a single source to take companies forward in their quest for digitalisation. They benefit from a powerful ecosystem of strategic partners and superb end-to-end service with solutions perfectly tailored to their needs.

With its hybrid fibre network, which includes a world-class mobile network, Sunrise is a leading provider of giga-speed internet in Switzerland. The Sunrise broadband network reaches more than 95% of Swiss households with giga speeds and Sunrise provides 5G mobile coverage to practically the whole of the Swiss population. The Sunrise mobile network is the only network in Switzerland to have been awarded the highest rating of «OUTSTANDING» in the connect mobile-network test eight times in a row. Sunrise offers the highest quality of mobile broadband Internet and the largest 5G network in Switzerland (connect issue 1/2024).

As of the end of June 2024, the Sunrise customer base included around 3.3 million mobile, 1.26 million broadband and 1.26 million TV customers (RGU), as well as thousands of companies as business customers.

Sunrise boasts a dynamic and international environment where everyone has a voice, where perspectives are shared and where values are respected. Being an employer that provides equal opportunities to a diverse workforce is critical to the success of the company. Roughly 2,600 employees (FTE) from around 80 nations, representing many different languages and religions, contribute to the success of Sunrise with their expertise, innovative thinking and exceptional commitment, and reflect the diversity of their customers.

www.sunrise.ch

Not for release, publication or distribution, in whole or in part, directly or indirectly, in any jurisdiction in which the release, publication or distribution would be unlawful.

No Offer to Sell or Solicit
This communication is not an offer to sell or a solicitation of offers to purchase or subscribe for shares or a solicitation of any vote or approval. This document is not a prospectus within the meaning of the Swiss Financial Services Act and not a prospectus under any other applicable laws. Copies of this document may not be sent to, distributed in or sent from jurisdictions in which this is barred or prohibited by law. The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, in any jurisdiction in which such offer or solicitation would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction and there shall be no sale of securities in any such jurisdiction.

This announcement is only addressed to and directed at specific addressees who: (A) if in member states of the European Economic Area (the EEA) are people who are “qualified investors” within the meaning of Article 2(e) of Regulation (EU) 2017/1129 (as amended) (the Prospectus Regulation) (Qualified Investors); and (B) if in the U.K., are “qualified investors” within the meaning of Article 2(e) of the UK version of the Prospectus Regulation as it forms part of domestic law in the U.K. by virtue of the European Union (Withdrawal) Act 2018 (the UK Prospectus Regulation) who are: (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the Order); or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order; or (C) are other persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (as amended)) in connection with the sale of any securities of Sunrise or any member of its group may otherwise lawfully be communicated or caused to be communicated (all such persons referred to in (B) and (C) being Relevant Persons). This announcement must not be acted on or relied on (i) in the U.K., by persons who are not Relevant Persons and (ii) in any member state of the EEA by persons who are not Qualified Investors. Any investment activity to which this announcement relates (i) in the U.K. is available only to, any may be engaged in only with, Relevant Persons; and (ii) in any member state of the EEA is available only to, and may be engaged only with, Qualified Investors.

This communication is an advertisement for the purposes of the Prospectus Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended) and underlying legislation. It is not a prospectus. A copy of any prospectus published by Sunrise will, if approved and published, be made available for inspection on the Liberty Global’s website at www.libertyglobal.com subject to certain access restrictions.

Not for release, publication or distribution, in whole or in part, directly or indirectly, in any jurisdiction in which the release, publication or distribution would be unlawful.

This communication constitutes advertising in accordance with article 68 of the Swiss Financial Services Act. Such advertisements are communications to investors aiming to draw their attention to financial instruments. Any investment decisions with respect to any securities should not be made based on this advertisement.

Additional Information and Where to Find It
This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

In connection with the spin-off of Liberty Global’s businesses attributed to Sunrise into a separate publicly traded company (the Transaction), Sunrise has filed with the Securities and Exchange Commission (the SEC) a registration statement on Form F-4 (the Registration Statement). The Registration Statement was declared effective on September 20, 2024. Liberty Global has mailed the definitive proxy statement/prospectus (the Proxy Statement) and other relevant documents to shareholders of Liberty Global as of a record date, August 28, 2024. LIBERTY GLOBAL SHAREHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN AND OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE PROPOSED TRANSACTION THAT LIBERTY GLOBAL AND SUNRISE HAVE FILED AND WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Liberty Global shareholders and investors may obtain free copies of the Proxy Statement and other relevant materials (when they become available) and other documents filed by Liberty Global and Sunrise at the SEC’s website at www.sec.gov.Copies of the Proxy Statement (and other relevant materials when they become available) and the filings that will be incorporated by reference therein may also be obtained, without charge, by contacting Liberty Global’s Investor Relations at ir@libertyglobal.com or +1 (303) 220-6600.

Participants in the Solicitation
Liberty Global and its directors, executive officers and certain employees, may be deemed, under rules of the SEC, to be participants in the solicitation of proxies in respect of the proposed Transaction. Information regarding Liberty Global’s directors and executive officers is set forth in Liberty Global’s filings with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Proxy Statement and other relevant materials to be filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.

Not for release, publication or distribution, in whole or in part, directly or indirectly, in any jurisdiction in which the release, publication or distribution would be unlawful.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the spin-off, the listing of the Sunrise Class A ADSs on Nasdaq, and other information and statements that are not historical fact. These forward-looking statements are subject to certain risks and uncertainties, some of which are beyond the control of Liberty Global and Sunrise, that could cause actual results to differ materially from those expressed or implied by these statements. Such risks and uncertainties include the risk that Liberty Global does not receive shareholder approval for the spin-off and/or related matters, the ability of the parties to satisfy the other conditions to the spin-off on the expected timeframe or at all, the approval of the Sunrise Class A ADSs for listing on Nasdaq and the development of a trading market for them, the development of a trading market for Sunrise shares on the SIX, the Liberty Global Board of Directors’ discretion to decide not to complete the spin-off for any reason, the parties’ ability to realize the expected benefits from the spin-off, unanticipated difficulties or costs in connection with the spin-off, Sunrise’s ability to successfully operate as an independent public company after the spin-off, and other factors detailed from time to time in Liberty Global’s filings with the Securities and Exchange Commission, including its most recently filed annual report on Form 10-K, as it may be supplemented from time to time by its quarterly reports and other subsequent filings.

These forward-looking statements speak only as of the date hereof. Liberty Global and Sunrise expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in their expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. You are cautioned not to place undue reliance on any forward-looking statement.